May 12, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

TuHURA Biosciences, Inc.

Registration Statement on Form S-4

File No. 333-284787

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Wednesday, May 14, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Curt P. Creely of Foley & Lardner LLP, counsel to the Registrant, at (813) 225-4122.

Very truly yours,

TUHURA BIOSCIENCES, INC.

By:	/s/ James A. Bianco
Name:	James A. Bianco
Title:	Chief Executive Officer